China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

December 1, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-Tech Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated October 27, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Staff Comment 1: Your accounts receivable has increased at a rate faster than sales. For example, days’ sales in accounts receivable was 25 days, 55 days, 123 days and 96 days at December 31, 2009, December 31, 2010, March 31, 2011 and June 30, 2011, respectively, based on sales for the respective quarter then ended. Provide us proposed disclosure to be included in future filings explaining why accounts receivable has increased at a rate faster than sales and, if applicable, why collection periods exceed your standard credit terms. Also in your proposed disclosure, explain why an increase in the allowance for doubtful accounts in line with the increase in accounts receivable was not necessary.

Response The Company has made the following enhanced disclosures in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2011 filed with the SEC on November 14, 2011, based upon the Company’s monitoring of sales and subsequent accounts receivable collection information over four quarters ended December 31, 2010 through September 30, 2011, in both NOTE 2 to the financial statements – “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and in “Item 2.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates.”

“Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. A reserve for allowances and doubtful accounts is established and recorded based on historical experience and the aging of the related accounts receivable.

Harbin sells its products through 17 local distributors in the PRC. For marketing reasons, these distributors order more than sufficient quantities of our products (and the Company delivers under informal liberal payment terms) to meet the needs of these distributors’ customers. At certain times our accounts receivable balances from a number of these distributors can exceed 90 days in age based upon excess supplies of our product held in the distribution channel. The Company’s policy is to estimate the value of excess product shipped to distributors prior to the balance sheet date of its current period financial statements utilizing accounts receivable subsequent collections data to a date close to the date of issuance of those financial statements to project the amount of accounts receivable that will remain uncollected at the end of the next fiscal quarter of the Company.

The Company’s accounts receivable reserve for allowances, returns and doubtful accounts is set at an amount that is equal to at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company’s next fiscal quarter multiplied by our gross profit percentage, essentially deferring income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by its distributors. At September 30, 2011 and December 31, 2010, the Reserve for allowances, returns and doubtful accounts has been recorded in the balance sheet at $1,060,614, and $1,004,027, respectively. At September 30, 2011 and December 31, 2010, required allowances, returns and doubtful accounts in the reserve balance besides the deferred gross profit were inconsequential. Provisions for (reductions in) the reserve for allowances, returns and doubtful accounts charged in the Consolidated Statements of Income were $20,942 and $(31,146), respectively, for the nine months ended September 30, 2011 and 2010.”

The Company plans to continue to make the above two disclosures going forward in future filings of its audited financial statements for the year ending December 31, 2011, and future quarterly filings on Form 10-Q during the year ending December 31, 2012.

It should be noted that information available at March 31, 2011 and June 30, 2011 supported similar disclosure with similar conclusions concerning the reserve for allowances, returns and doubtful accounts at those respective balance sheet dates, had the Company made those disclosures in its quarterly SEC filings for the quarters then ended.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

In response to Staff Comment 1, the Company has also included the following disclosure in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 as filed with the Commission on November 14, 2011:

“The Company’s accounts receivable have been an increasingly significant portion of the Company’s current assets, representing $12,163,329 and $7,416,090, or 54% and 65%, of current assets, as of September 30, 2011 and December 31, 2010, respectively. A portion of the increase was due to the $1,626,262 receivable from Shandong Qingdao under the Cooperation Processing Agreement dated February 14, 2011 (all of which was collected in October 2011) and the $1,002,061 net receivables from customers of Harbin’s Macau cigarette operations which commenced in 2011 (all of which was collected from October 1, 2011 to November 8, 2011). The remainder of the increase in accounts receivable from December 31, 2010 to September 30, 2011 is principally due to the increases in the Company's sales, excluding Macao, for the three months ended September 30, 2011 over the comparable period ended September 30, 2010 of $3,731,036, offset by collections received against those receivables. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, the Company’s liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in the Company’s ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to the Company.”

Staff Comment 2: Provide us proposed disclosure to be included in future filings that explains the change in sales by disaggregating the change into that caused by changes in quantity sold versus changes in prices of products sold.

Response: In response to Staff Comment 2, the Company included the following disclosure in the “Comparison of Sales for the Three Months Ended September 30, 2011 and 2010” and “Comparison of Sales for the Nine Months Ended September 30, 2011 and 2010” sections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 as filed with the Commission on November 14, 2011:

“Sales for the three months ended September 30, 2011 totaled $13,253,922, an increase of $3,731,036, or 39% compared to sales of $9,522,875 in 2010. Approximately 75% of the sales increase was attributable to the introduction of new products, 19% attributable to increased selling prices, and 6% attributable to higher unit volumes.”

“Sales for the nine months ended September 30, 2011 totaled $29,210,747, an increase of $5,435,429, or 23% compared to the sales of $23,775,318 in 2010. Approximately 84% of the sales increase was attributable to the introduction of new products and 33% attributable to increased selling prices, offset by 17% attributable to lower unit volumes and products mix changes.”

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control Over Financial Reporting, page 24

Staff Comment 3: We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: The company has an internal audit department with the main functions of: 1. Inspecting and evaluating the completeness, rationality and effectiveness of the internal control system of the company and its subsidiaries. 2. Auditing the accounting information and other relevant economic data, and the legality, compliance, authenticity and completeness of the underlying transactions which reflect the financial revenue and economic activities of the company and its subsidiaries. 3. Checking for possible fraud. Our internal audit function covers all aspects of our business related to business activities, financial reporting and disclosure issues, which include but are not limited to: sales and receivables, purchase and payment, inventory management, fixed assets management, fund management, investment and financing management, human resource management, information systems management and information disclosure management. The internal audit department is comprised of three persons: Yidian Yang, the internal audit chairman, and two other staff members (Nianping Shi and Xue Li). They submit the audit reports to the audit committee and the board of directors. They do not fulfill any other functions in other departments.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Response: We hired a US licensed certified public accountant to help us in compiling financial statements, notes to the financial statements and MD&A. He was trained in both the US and China and is fluent in both English and Chinese, and has some knowledge of PRC accounting regulations. We provide trial balances, accounts details and related working papers to our US CPA. He uses this information to compile our US GAAP based financial statements and notes to the financial statements. He makes all necessary and appropriate adjustments in accordance with US GAAP. The Company’s Financial Manager and her staff (which includes a person in Taishan and a person in Macau), under the direction of our CFO, post all appropriate changes into our system after a filing containing financial statements is made with the SEC. Although the Company has production facilities at three different locations separately in Harbin, Taishan and Macao, the Company maintains only one central accounting department in Harbin and one set of books and records for the operations at the three locations. Therefore, the Company’s production activities at different locations should not affect its internal control over financial reporting.

The accounting records for Harbin, Taishan and Macao are maintained in the Chinese language in accordance with People’s Republic of China (“PRC”) generally accepted accounting principles. The BVI China Kangtai and US China Kangtai holding company accounting records are maintained in U.S. dollars in accordance with accounting principles generally accepted in the United States.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  the nature of his or her contractual or other relationship to you;
  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: The following persons are responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting:

US Licensed CPA:

The US licensed certified public accountant assists us in compiling financial statements, notes to the financial statements and MD&A. He was trained in both the US and China and in fluent in both English and Chinese, and has some knowledge of PRC accounting regulations. We provide trial balances, accounts details and related working papers to our US CPA. He uses this information to compile our US GAAP based financial statements and notes to the financial statements. He makes all necessary and appropriate adjustments in accordance with US GAAP. He is a New York State licensed CPA with an MBA in accountancy from Baruch College in New York City. He has more than ten years’ experience in the public accounting area and more than five years’ experience in serving similar US public reporting companies in this capacity.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Accounting Manager:

The Accounting Manager is responsible for preparing trial balances, accounts details and related working papers which are recorded under Chinese GAAP and then provided to the US CPA for conversion into US GAAP. She was appointed as Financial Manager of the Company in September 2006. From 2003 to 2006 she served in a similar capacity with Harbin Chang Fang Yuan High-tech Limited Company. She graduated with a degree in Accounting from Jilin University. She is a CPA (certified public accountant) in China.

Chief Financial Officer (CFO):

The Company’s CFO is primarily responsible for its financial reporting, which includes reviewing all financial statements and SEC filings, and ensuring their compliance with regulatory requirements. The CFO developed and maintained the Company’s internal control framework and policies for financial reporting. The CFO was appointed on June 3, 2005 and appointed a director of the Company on July 22, 2005. From 1998 to 2005 the CFO served as a senior accountant of Harbin Hainan Kangda. The CFO graduated with a degree in Finance from the Finance and Economics Institute of Harbin. She is a CPA (certified public accountant) in China. She has over five years of experience as Harbin Hainan Kangda’s senior accountant. She was a founder of Harbin Hainan Kangda and a pioneer in the edible cactus trade of the P.R.C.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

  the name and address of the accounting firm or organization;
  the qualifications of their employees who perform the services for your company;
  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  how many hours they spent last year performing these services for you; and
  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

  why you believe they are qualified to prepare your financial statement of evaluate your internal control over financial reporting;
  how many hours they spent last year performing these services for you; and
  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Response: We retained an independent contractor US CPA to help us compile our financial statements in accordance with US GAAP. We believe that he is a qualified person to do this job. He is a New York State licensed CPA, with an MBA degree in accountancy from Baruch College in New York City. He has more than ten years’ experience in the public accounting area and more than five years’ experience in serving similar US public reporting companies in this capacity.

He has spent approximately 300 hours performing his services for us and has been paid $20,000 for his services for the financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K, and three interim Quarterly Reports on Form 10-Q in the year ended December 31,2010.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee’s U.S. GAAP knowledge. Please describe the extent of the Board of Director’s knowledge of U.S. GAAP and internal control over financial reporting.

Response: We do not have a financial expert serving on our audit committee. The Company’s Board of Directors has established an audit committee. The audit committee is comprised of Jinjiang Wang and Chengzhi Wang, who are also officers and directors of the Company. The audit committee has yet to adopt a definitive charter though it typically reviews, acts on, and reports to the board of directors with respect to various auditing and accounting matters. The matters typically considered by the Company’s audit committee include recommendations as to the performance of its independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures.

Consolidated Statements of Cash Flows, page F-5

Staff Comment 4: The $3,747,926 related to other receivables classified as cash used in operating activities in 2009 and cash provided by operating activities in 2010 appears to be related to the disposal of property, plant and equipment (page F-11). Please tell us why the 2009 disposal transaction is not disclosed as a non-cash transaction in accordant with ASC 230-10-50-3 through 6 and why the 2010 collection of the accounts receivable is not classified as an investing activity in accordance with ASC 230-10-45-12.

Response: The Company and its auditor are aware of the provisions of ASC 230-10-50-3 through 6 and 230-10-45-12 concerning noncash transactions. In fact, at September 30, 2009, the Company reported a noncash transaction related to Taishan Baisa land use rights of $9,736,149 acquired by a payment of $2,920,845, with a remaining obligation at the balance sheet date due to the seller of $6,815,304.

In order to insure the quality of the financial statements included in its filings with the SEC for the year ended December 31, 2009, several read/edits were performed by the Company and its independent financial advisor, as well by the Company’s independent auditor. Somehow the initial noncash disclosure for the $3,116,843 December 19, 2009 return of the Qitaihe City land rights and property, plant and equipment acquired by the Company in March 2009 and the $631,087 sale of equipment did not get corrected as it should have in the final set of financial statements included in the Annual Report on Form 10-K filed for the year then ended. The effect on cash flows would have been to increase operating cash flows by $3,747,926 to $11,497,575 and to increase cash used for investing activities by $3,724,678 to $13,184,892 from $9,460,214.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Below is a summary of the corrections which would be made for the years ended December 31, 2010 and 2009 based on the information discussed in the preceding paragraph:

		Year Ended 12/31/10			Year Ended 12/31/09
			As Reported			As Reported
Description		As Corrected	in 2010 10-K		As Corrected	in 2010 10-K
Net cash provided by operating activities		$10,648,228	$10,648,228		$7,749,649	$7,749,649

Correction:
Change in operating assets and liabilities in other receivables	(A)	(3,747,926)	-	(A)	3,747,926	-

Net cash provided by operating activities as adjusted		6,990,302	10,648,228		11,497,575	7,749,649

Net cash (used for ) investing activities		(13,275,539)	(13,275,539)	(B)	(9,460,214)	(9,460,214)

Corrections:
Net proceeds from disposals of property, plant and equipment (and Qitaihe City land use rights)		3,747,926	-		2,194,500	495,348
				(B)	(495,348)
Purchase of land use rights ($1,309,999) and property plant and equipment ($4,113,831) pursuant to March 25, 2009 Asset Purchase Agreement with Qitaihe Kangwei Biotechnology Co. Ltd. which were sold on December 19, 2009		-	-		(5,423,830)	-

Net cash (used for) investing activities		(9,527,613)	(13,275,539)		(13,184,892)	(9,460,214)

Net cash provided by financing activities		1,613,336	1,613,336		255,042	255,042

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Effect of exchange rate changes on cash	725,642	725,642	(C)	(48,554)	(25,306)

Decrease in cash and cash equivalents	$(288,033)	$(288,033)		$(1,480,829)	$(1,480,829)

Non-cash investing activities:
Total selling price of 12/19/09 return of Qitaihe City land use rights and property, plant and equipment acquired in March 2009 and December 20, 2009 sale of equipment				$5,942,426	-

Net book value of assets sold				(5,447,078)	-

Net gain on sales of assets				$495,348	-

Total selling price of 12/19/09 return of Qitaihe City land use rights and property, plant and equipment acquired in March 2009 and December 20, 2009 sale of equipment				$5,942,426	-

Amounts collected in 2009				(2,194,500)	-

Other receivables at December 31, 2009			(A)	$3,747,926	-

(A) Consists of:
December 19, 2009 return of Qitaihe City land use rights and property, plant and equipment acquired in March 2009				$3,116,843

December 20, 2009 sale of equipment				631,083

Total other receivables (as reported in note 5)				$3,747,926

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

(B) The $(9,460,214) as reported net cash flows (used for) investing activities for the year ended 12/31/09 in the 2010 10-K was calculated using the $495,348 as net proceeds of disposal.

(C) There was a difference of $23,248 attributed to foreign currency translation related to the other receivable for the Qitaihe City return transaction.

Since the filing of the Company’s financial statements for the year ending December 31, 2011 is imminent, the Company intends to correct the comparative statement of cash flows for 2010 in the financial statements contained in its annual report on Form 10-K for the year ended December 31, 2011.

Note 5 Other Receivables, page F-11

Staff Comment 5: On December 19, 2009, you entered into a draft agreement with the Government of Qitaihe City and agreed to give up all the rights acquired from an asset purchase. The forfeiting agreement was signed on January 27, 2010. Tell us why the gain recognized was recorded in 2009 rather than 2010.

Response: The Qitaihe City transaction which resulted in a $3,116,843 Other Receivables was based on an “agreement in principle” between the parties on December 19, 2009 to return the same land use rights and property and equipment acquired on March 25, 2009 by the Company to fulfill a request by the local government. In December 2009, the Company received $2,194,500 of the $5,311,343 total proceeds to be received by the Company on the return transaction. Consequently, the January 27, 2010 date was merely a formality.

The gain on the return of the Qitaihe City land use rights and property, plant and equipment for the year ended December 31, 2009 was presented as a component of Other Income (Expense), where it offset a loss of $7,926,182 on revaluation of equity securities with characteristics of liabilities. Accordingly, this gain would have little impact on an uninformed investor’s understanding of the Income from operations of the Company of $9,527,530 reported in the Statement of Income for the year ended December 31, 2009.

Form 10-Q for the Period Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 31

Staff Comment 6: Provide us proposed disclosure to be included in future filings that explain why inventories increased in the six months ended June 30, 2011 and decreased in the six month ended June 30, 2010.

Response: In response to Staff Comment 6, the Company included the following disclosure in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the Commission on November 14, 2011:

“Inventories at September 30, 2011 were $4,919,235, an increase of $3,533,704, or 255%, compared to $1,385,531 at December 31, 2010. The increase was due to the $620,097 inventories relating to Harbin’s Macau cigarette operation which commenced in 2011, $1,998,765 additional raw materials inventories (partly relating to the Cooperation Processing Agreement), and higher production in general to meet new higher sales levels the Company expects to achieve based on sales growth of 39% and 23% in our sales for the three months and nine months ended September 30, 2011, respectively, compared to comparable periods ended September 30, 2010.”

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

Below is a synopsis of information in a similar format comparing Inventories at June 30, 2011 to those at June 30, 2010.

Inventories at June 30, 2011 were $2,917,194, an increase of $1,593,705, or 120%, compared to $1,323,489 at June 30, 2010. The increase was due to the $432,494 inventories relating to Harbin’s Macau cigarette operation which commenced in 2011, $850,129 additional raw materials inventories (partly relating to the Cooperation Processing Agreement), and higher production in general to meet new higher sales levels the Company expects to achieve based on sales growth of 9%% and 12% in our sales for the three months and nine months ended June 30, 2011, respectively, compared to comparable periods ended June 30, 2010 (and sales growth that was essentially achieved in the quarter ended September 30, 2011 compared to 2010 of 39% and 23% for the three months and nine months then ended, respectively, as discussed earlier/above in this response to Staff Comment 6).

Inventory turnover for the 6 months ended June 30, 2011 was 9.6 times per year; while inventory turnover for the 6 months ended June 30, 2010 was 10.1 times per year.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
December 1, 2011

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

CC: The Crone Law Group